UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

DIGITAL LEGENDS GOLF LLC

Legal Status of Issuer:

Form:

LIMITED LIABILITY COMPANY

Jurisdiction of Incorporation/Organization:

WY

Date of Organization:

04.30.2024

Physical Address of Issuer:

4521 PGA Boulevard, Suite 420

Palm Beach Gardens, FL 33418

Website of Issuer:

www.digitallegendsgolf.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

MUNDIAL FINANCIAL GROUP, LLC

CIK number of intermediary:

0001455325

SEC file number of intermediary:

8-68154

CRD number, if applicable, of intermediary:

149531

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the Issuer shall pay a fee of five percent (4-8%) of the amount raised in the offering to the intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Mundial will take a one percent (1%) fee in equity.

Type of Security Offered:

Class B Common Units

Target number of securities to be offered:

100,000 shares of Class B Common Units

Price (or method for determining price):

$0.10 per Share

Target offering amount:

$10,000

Minimum Investment Amount:

$350

Oversubscriptions accepted: ☒ Yes   ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☒ First-come, first-served basis ☐ Other – provide a description:

Maximum offering amount (if different from target offering amount):

$1,500,000

Maximum number of securities to be offered:

15,000,000

Deadline to reach the target offering amount:

10/15/2024

Disbursement from Escrow After Reaching the Target Offering Amount: The first disbursement will take place after 21 days. Disbursements will occur monthly thereafter.

NOTE: If the sum of the investment commitments does not equal or exceed $1,800 at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees: 0

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$ 00,000.00	$ 0
Cash & Cash Equivalents	$ 0,000.00	$ 0
Accounts Receivable	$ 000,000.00	$ 0
Short-term Debt	$ 0	$ 0
Long-term Debt	$ 000,000.00	$ 0
Revenues/Sales	$ 000,000.00	$ 0
Cost of Goods Sold	$ 000,000.00	$ 0
Taxes Paid	$ 0	$ 0
Net Income	$ 000,000.00	$ 0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DIGITAL LEGENDS GOLF LLC

By

DocuSigned by:
Christian Tureaud
CB677922BF1B42B...

Christian Tureaud

Managing Member

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form Chas been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
Christian Tureaud
CB677922BF1B42B...

Christian Tureaud

7/12/2024

(Date)